V 216.736.7215

F 216.621.6536

E cjh@kjk.com

One Cleveland Center

20th Floor

1375 East Ninth Street

Cleveland, OH 44114-1793

216.696.8700

www.kjk.com

January 18, 2013

Via Email And Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:	Gas Natural Inc.
Registration Statement on Form S-3
Filed December 21, 2012
SEC File No. 333-185634

Dear Ms. Ransom:

Our responses to the comments contained in your letter of January 11, 2013 to the registration statement on Form S-3 filed by Gas Natural Inc. follow. For your convenience, we have repeated your comments (in italics) before our responses.

Registration Statement Cover Page

1.	Please revise the fee table to include the aggregate offering amount. Please refer to Note 2 to Notes to the “Calculation of Registration Fee” table to Form S-3.

We have revised the fee table to include the aggregate offering amount of $50,000,000.

Prospectus Cover Page

2.	As you appear to be relying on General Instruction I.B.6 to Form S-3 to register your transaction, please revise the prospectus cover page to provide the disclosures required by Instruction 7 to General Instruction I.B.6. If you are not relying on General Instruction I.B.6, please tell us on which transaction requirement under General Instruction I.B. you are relying and provide us with your analysis as to why you believe you are able to rely on that transaction requirement.

We are relying on General Instruction I.B.6 to Form S-3 for the registration of the transaction. Accordingly, we have added the disclosure required by Instruction 7 to General Instruction I.B.6 to the cover page of the prospectus and will update the disclosure for each subsequent filing.

Information Incorporated by Reference, Page 7

3.	There appear to be several current reports on Form 8-K that you have not incorporated by reference but that have been filed since the end of the fiscal year and thus appear to belong in the list of documents that you are incorporating by reference. Please revise your list to include these filings. Please refer to Item 12(a)(2) of Form S-3. Also, please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. In this regard, you may wish to consider the guidance in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website.

We have revised the list of documents that we are incorporating by reference to include the current reports on Form 8-K since the filing of the 10-K for the year ended December 31, 2011. In addition, we have included language to specifically incorporate any applicable Exchange Act report filed after the date of the initial registration statement but prior to effectiveness.

Exhibit 5.1

4.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that each time a takedown occurs you will file an unqualified opinion that omits all such assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

In connection with each takedown of securities from the registration statement on Form S-3, we confirm that we will file an unqualified legal opinion that omits the assumptions regarding future issuance of the securities contained in the legal opinion filed with this initial registration statement.

We have filed amendment number one to the registration statement on Form S-3 marked to show the revisions described in this letter. A copy of the registration statement is also attached for your reference. We will include the acknowlegements contained in your letter when Gas Natural requests acceleration of the effective date of the pending registration statement.

Please let know if we can provide you with any information regarding this matter or if you have further comments. You can reach me at 216-736-7215 or Michele Hoza at 216-736-7279. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

cc:	Dietrich A. King
Kevin J. Degenstein
Michele L. Hoza